January 8, 2009

By Overnight Delivery

Christian Windsor

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nara Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Forms 10-Q for the Periods Ended March 31, 2008, June 30, 2008 and September 30, 2008
File No. 000-50245

Dear Mr. Windsor:

This letter responds to your letter dated January 5, 2009, where you requested Nara Bancorp, Inc. (the “Company”) provide information in connection with a reissued comment.

Forms 10-Q for the Periods Ended March 31, 2008, June 30, 2008 and September 30, 2008

Item 4. Controls and Procedures

1.	We conducted an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer determined that our disclosure controls and procedures were effective.

I hope the above explanation and response have adequately addressed your reissued comment. It is our understanding that your comment did not indicate that we need to revise any past filing. We therefore have not amended any past filing in connection with this letter.

Should you have any additional questions or comments, please do not hesitate to contact me at (213) 639-1700.

Sincerely,

/s/ Alvin D. Kang

Alvin D. Kang

Executive Vice President & Chief Financial Officer